FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

Calle Las Begonias 415

San Isidro, Lima, PerU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

BUENAVENTURA ANNOUNCES IMPAIRMENT AT YANACOCHA

Lima, Peru, December 14, 2016 - Compania de Minas Buenaventura S.A.A (NYSE: BVN; Lima Stock Exchange: BUE.LM) (“Buenaventura” or the “Company”), Newmont Mining Corporation (“Newmont”) and the International Finance Corporation jointly own Minera Yanacocha S.R.L. (“Yanacocha”) located near Cajamarca, Peru. Buenaventura has a 43.65% interest in Yanacocha. As Newmont disclosed in a recent Form 8-K filing, Newmont is conducting a comprehensive study of the current Yanacocha reclamation plan as part of the requirement under Peruvian law to submit an updated closure plan to Peruvian regulators every five years. The study has been focused on evaluating and revising the assumptions and estimated costs of the closure plan as Yanacocha approaches the end of its current mine life, with a focus on the approach to water treatment, earthworks, demolition and related support activities, while preserving optionality for future mine development projects.

On December 7, 2016, Newmont´s management presented its current assessment of the Yanacocha closure plan to the Board of Directors of Newmont after completing its review of preliminary changes to the Yanacocha closure plan based on the study completed as of that date and in connection with Newmont’s annual process to evaluate and update all asset retirement obligations. As a result, Newmont’s management expects to record an increase to the asset retirement obligation on Yanacocha’s consolidated statement of financial position of between $400 million and $500 million during the fourth quarter of 2016. This increase to the asset retirement obligation is expected to result in a non-cash charge to reclamation expenses on Yanacocha’s consolidated statement of comprehensive income for the quarter ended December 31, 2016 of between $60 million and $90 million (between US$25 million and US$40 million to Buenaventura) related to operations no longer in production. The increase to the asset retirement obligation is primarily due to higher estimated future water treatment costs, earthworks, demolition and related support activities. The revised closure plan for Yanacocha may change in connection with Newmont’s submission and review of the plan with Peruvian regulators, which is expected in the second half of 2017.

In addition and as a result of the changes to the updated Yanacocha closure plan and related increases in estimated future closure costs, Buenaventura has determined that it is also required to assess Yanacocha’s long-lived assets for impairment. Buenaventura will perform this assessment in connection with the preparation of the financial statements, under IFRS, to be included in its Annual Report on Form 20-F. It is probable Yanacocha will record a non-cash impairment charge of between $210 million and $230 million (between US$90 million and US$100 million to Buenaventura) during the fourth quarter of 2016, which will be reported as a write-down of long-lived assets on Buenaventura’s consolidated financial statements.

The Yanacocha closure study is ongoing and could result in future increases or decreases to the asset retirement obligation. The financial impacts described above are still being finalized and additional details will be provided in the Buenaventura’s Annual Report on Form 20-F for the year ended December 31, 2016.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo project

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima

Carlos Galvez, Chief Financial Officer

Tel (511) 419-2540

Daniel Dominguez, Manager of Financial Planning and Investor Relations

Tel (511) 419-2591

daniel.dominguez@buenaventura.pe

Rodrigo Echecopar, Investor Relations Coordinator

Tel (511) 419-2609

rodrigo.echecopar@buenaventura.pe

Contacts in New York

Maria Barona / Rafael Borja

i-advize Corporate Communications

Tel (212) 406-3691/3693

buenaventura@i-advize.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date:December 14, 2016